UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RF MICRO DEVICES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

749941100

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

CUSIP NO. 749941100	Page 2 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SOROS FUND MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		24,678,625
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 24,678,625
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

24,678,625

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

8.57%

12	Type of Reporting Person (See Instructions)
OO, IA

CUSIP NO. 749941100	Page 3 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

GEORGE SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 24,678,625
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		24,678,625

9	Aggregate Amount Beneficially Owned by Each Reporting Person

24,678,625

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

8.57%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 749941100	Page 4 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ROBERT SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 24,678,625
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		24,678,625

9	Aggregate Amount Beneficially Owned by Each Reporting Person

24,678,625

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

8.57%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 749941100	Page 5 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JONATHAN SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 24,678,625
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		24,678,625

9	Aggregate Amount Beneficially Owned by Each Reporting Person

24,678,625

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

8.57%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 749941100	Page 6 of 9 Pages

Item	1(a)	Name of Issuer: RF Micro Devices, Inc. (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:

7628 Thorndike Road
Greensboro, NC 27409-9421

Item	2(a)	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros;

iii)	Robert Soros; and

iv)	Jonathan Soros.

This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

Item	2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item	2(c)	Citizenship:

i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen;

iii)	Robert Soros is a United States citizen; and

iv)	Jonathan Soros is a United States citizen.

Item	2(d)	Title of Class of Securities:

Common Stock, no par value (the “Shares”).

Item	2(e)	CUSIP Number:

749941100

CUSIP NO. 749941100	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item	4.	Ownership:

Item	4(a)	Amount Beneficially Owned:

As of December 31, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of 24,678,625 Shares issuable upon conversion of the 1.50% Convertible Notes due 2010 (the “Convertible Notes”) beneficially owned by the Reporting Persons.

Item	4(b)	Percent of Class:

As of December 31, 2008, assuming full conversion of the Convertible Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.57% of the total number of Shares outstanding.

Item	4(c)	Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote:	24,678,625
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	24,678,625
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	24,678,625
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	24,678,625

Robert Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	24,678,625
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	24,678,625

Jonathan Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	24,678,625
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	24,678,625

CUSIP NO. 749941100	Page 8 of 9 Pages

Item	5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item	8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item	9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item	10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 749941100	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	SOROS FUND MANAGEMENT LLC

By:	/s/ Jodye Anzalotta

Jodye Anzalotta

Assistant General Counsel

Date: February 17, 2009	GEORGE SOROS

By:	/s/ Jodye Anzalotta

Jodye Anzalotta

Attorney-in-Fact

Date: February 17, 2009	ROBERT SOROS

By:	/s/ Jodye Anzalotta

Jodye Anzalotta

Attorney-in-Fact

Date: February 17, 2009	JONATHAN SOROS

By:	/s/ Jodye Anzalotta

Jodye Anzalotta

Attorney-in-Fact